Highland Transcend Partners I Corp.

777 Arthur Godfrey Road, Unit 202

Miami Beach, FL 33140

January 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Cara Wirth Mara Ransom Scott Stringer Adam Phippen

Re:	Highland Transcend Partners I Corp. Registration Statement on Form S-4 File No. 333-260452

Ladies and Gentlemen:

Reference is made to the letter to you dated January 24, 2022 (the “Acceleration Request”), which was sent by Highland Transcend Partners I Corp. (the “Registrant”), to request that the Registrant’s Registration Statement on Form S-4 (File No. 333-260452) be declared effective at 4:00 p.m., Eastern Time, on January 25, 2022, or as soon as practicable thereafter. We now respectfully withdraw the Acceleration Request.

Very truly yours,

/s/ Ian Friedman

Ian Friedman, Chief Executive Officer, Highland Transcend Partners I Corp.

cc	Derek J. Dostal, Davis Polk & Wardwell LLP Michael Davis, Davis Polk & Wardwell LLP Lee Hochbaum, Davis Polk & Wardwell LLP